

Mail Stop: 3561

January 17, 2017

Via E-Mail
Mr. Andrew Elinesky
Chief Executive Officer
McEwen Mining Inc.
150 King Street West
Suite 2800
Toronto, Ontario
Canada M5H 1J9

   Re: **McEwen Mining Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Response Dated December 30, 2016
     File No. 001-33190

Dear Mr. Elinesky:

   We have reviewed your December 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2016 letter.

Form 10-K for the Fiscal Year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Performance Measures, page 61 through 66

1. We note that your non-GAAP presentation of earnings from mining operations, total cash costs, all-in sustaining costs, all-in costs, and average realized prices includes your proportionate economic ownership of the San Jose mine**,** an equity method investment**,** in the balances presented. This appears to substitute an individually tailored accounting principle for the one in GAAP. Please describe the changes you expect to make to your

presentation in light of the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Earnings (Loss) from Mining Operations, page 61

2.   We have reviewed your response to comment 1. It appears from review of your income statement, statement of cash flows and notes to your financial statements that the depreciation related to the property and equipment, like trucks, drill rigs and mining equipment, is excluded from your gross profit calculation. Please provide us with a detailed discussion with your basis under GAAP for excluding this amount. Please refer to the guidance in SAB Topic 11:B.

Adjusted Net loss, and Adjusted Net Loss Per Share, page 62

3.   It appears that your disclosure as to why your presentation of this non-GAAP financial measure is useful to investors is general in nature. Please revise your disclosure to explain in greater detail the reasons why you believe this presentation is useful information to investors. Please refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

You may contact Joanna Lam at (202) 551-3476 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining